Exhibit 12.1

Unaudited Combined Pro Forma Computation of Ratio of Earnings to Fixed Charges

for Altra & the A&S Business

($ in millions)	As of and for the Three Months Ended March 31, 2018	As of and for the Year Ended December 31, 2017
Net income (loss)	$17.9	$78.8

Adjustments to net income (loss):
Gain (loss) from discontinued operations	0.0	0.0
Interest expense	23.0	91.8
Interest component of operating rental expense	0.3	1.3
Income taxes	5.2	23.5

Earnings	$46.4	$195.4

Fixed charges:
Interest expense, net	$23.0	$91.8
Interest component of operating rental expense	$0.3	$1.3
Total fixed charges	$23.3	$93.1

Ratio of earnings to fixed charges (1)	2.0x	2.1x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes, discontinued operations, the cumulative effect of change in accounting principle charges and fixed charges. Fixed charges represent interest expense and a portion of rental expense which Altra believes is representative of the interest component of rental expense.